Seward & Kissel LLP One Battery Park Plaza New York, NY 10004	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064

August 5, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-3

Dear Madam/Sir:

On behalf of our client, Star Bulk Carrier Corp., a Marshall Islands company (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form the Registration Statement on Form F-3 (the “Registration Statement”).

Should you have any questions regarding the Registration Statement, please feel free to contact Lawrence G. Wee at (212) 373-3052 or lwee@paulweiss.com or Robert E. Lustrin at (212) 574-1420 or lustrin@sewkis.com.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert Lustrin
Robert Lustrin
Partner

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLC

By:	/s/ Lawrence G. Wee
Lawrence G. Wee
Partner

cc:	Georgia Mastagaki, General Counsel
gmastagaki@starbulk.com
Star Bulk Carriers Corp.